December 9, 2005

Alberto de Cardenas
Executive Vice President and General Counsel
MasTec, Inc.
800 Douglas Road, 12th Floor
Coral Gables, Florida 33134

Re:	MasTec, Inc.
	Registration Statement on Form S-1
	Filed on November 18, 2005
	File No. 333-129790

Dear Mr. de Cardenas:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1. Please revise to include a balanced description of your business.
For example, while you discuss your revenues, you do not discuss your net loss during those periods. In addition, please remove the sections on Our Industry and Competitive Strengths.

Risk Factors, page 7

2. Please provide the information investors need to assess the magnitude of the risk. For example:
* quantify any recent significant variance between your backlog and the revenues you realize; and
* disclose any charges against earnings in 2003 and 2004 resulting from variations of your assumptions using the percentage-of-completion accounting.

Financial Metrics, page 26

3. Please consider whether this information can be made more useful to investors if you elaborate you why these items are important to management, and how well the company performs according to these criteria.

Business, page 47

4. Please describe the practices of the company and the industry relating to working capital items (e.g., inventory). See Item
101(c)(1)(vi) of Regulation S-K.

Regulation, page 53

5. Under Regulation, please describe in greater detail the federal and state laws that you are required to comply with. In addition, please disclose the material effects that compliance with environmental laws may have on your financial condition. See Item 101(c)(1)(xii) of Regulation S-K.

Underwriters, page 75

6. Disclose the criteria that Morgan Stanley will use in determining whether to consent to waiving the 90-day lock up agreement.

7. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

8. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Where you can find more information about Mastec, page 78

9. Please remove the sentence in the middle of this paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Exhibit 5.1 - Legal Opinion

10. Please file your legal opinion with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3760 if you have any questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Paul Berkowitz, Esq.
	Greenberg Traurig, P.A.
	1221 Brickell Avenue
	Miami, Florida 33131


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Alberto de Cardenas
MasTec, Inc.
December 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE